Manhattan Bancorp
2141 Roescrans Avenue, Suite 1100
El Segundo, California 90245

December 18, 2012

Via EDGAR

Christian Windsor

Special Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C., 20549

Re:          Manhattan Bancorp
Registration Statement on Form S-1
Filed November 16, 2012
File No. 333-185007

We are in receipt of your letter dated December 12, 2012 providing comments on our Registration Statement on Form S-1.

Our responses to each of your comments are as follows:

Cover Page

1.                                      We note your disclosure that you may extend, cancel, modify or amend the rights offering prior to the expiration of the rights offering for any reason.  Please revise to add a date after which you may not extend the rights offering.

Response:                                        We have revised the disclosure to state that we will not extend the rights offering for more than 30 days past the specified termination date.  We have made conforming changes throughout the registration statement.

Questions and Answers Relating to the Rights Offering

What are the basic subscription rights?, page 1

2.                                      Please tell us why you have reserved your right to not offer shares to, or honor subscription rights from, any person who is not a resident of California.  In addition, please explain your analysis as to why this restriction is permitted under the securities laws.  Finally, please tell us whether, to your knowledge, any of your current shareholders are non-residents of California.

Response:                                        We have revised the disclosure so that we no longer reserve our right to not offer shares or honor subscription rights of persons who are not residents of California.  To our knowledge, approximately 32 shareholders of record have registered addresses outside the state of California.

If the rights offering is not completed, will my subscription payment be refunded to me?, page 4

3.                                      Revise this section to clarify for investors that there is no minimum offering amount.

Response:                                        We have revised this section to clarify that there is no minimum offering amount.

4.                                      Revise your disclosure to state that you will promptly return subscription funds in the event that the offering is not completed.

Response:                                        We have revised this disclosure to state that we will promptly return subscription funds in the event that the offering is not completed.

Deregistration, page 9

5.                                      In this section and in the Current Report on Form 8-K filed on November 16, 2012 you state that you intend to deregister your shares after the completion of the rights offering.  Please revise this section to clarify your obligations under Section 15(d) of the Securities Exchange Act of 1934.  Consider making appropriate revisions to your other public disclosures on the matter.

Response:                                        We have revised the disclosure on Page 9 to reflect that while we may deregister our shares after the completion of the rights offering we will nonetheless be obligated to filed our Form 10-K with respect to the year ended December 31, 2012 fiscal year.  We acknowledge your comment and will consider making revisions with respect to our other public disclosures concerning deregistration.

Risk Factors, page 12

We are selling our securities on a “best efforts” basis and there is no minimum..., page 20

6.                                      Revise the heading and body of this risk factor to call attention to the main risk to investors from the fact that you do not have a minimum offering amount.  In particular, the key risk that this risk factor appears to address is the fact that any investor who purchases in the rights offering may be one of only a few who purchase and so they may be investing in a company that continues to need more capital.

Response:                                        We have revised the heading and body of this risk factor accordingly.

Trading in our common stock has been very limited..., page 21

7.                                      Split this risk factor into two separate risk factors so that investors are made aware of the risks associated with your historically low trading volume and the separate risks presented by your planned deregistration and corresponding decrease in publicly available information.

Response:                                        We have revised this risk factor to refer to the stand-alone risk factor regarding our planned deregistration on page 20.  In addition, we have revised the risk factor regarding deregistration on page 21 to advise investors that the decrease in publicly available information could lead a reduction in trading volumes.

Manhattan Bancorp acknowledges that:

•                                          should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in enhancing our disclosures and ensuring full compliance with disclosure requirements.  Please contact Joshua Dean, the company’s outside legal counsel, at (714) 830-0617 or me at (310) 606-8000 with any questions.

Sincerely,

/s/ Curt Christianssen

Curt Christianssen
Chief Financial Officer

cc:	Joshua A. Dean
Bingham McCutchen LLP